Sub-Item 77M: Mergers

Effective August 22, 2016, the Madison Target Retirement 2020 Fund,
 Madison Target Retirement 2030 Fund, Madison Target Retirement
 2040 Fund and Madison Target Retirement 2050 Fund
 (the Acquired Funds) were reorganized with and into the Goldman Sachs Target Date 2020 Portfolio,
Goldman Sachs Target Date 2030 Portfolio,
Goldman Sachs Target Date 2040 Portfolio and
Goldman Sachs Target Date 2050 Portfolio
 (the Surviving Funds) and each Surviving
 Fund assumed all liabilities of the corresponding
Acquired Fund in exchange for shares of
 beneficial interest of the corresponding Surviving Fund.
 The Acquired Funds were liquidated and terminated, and shareholders of the Acquired Funds became shareholders of the Surviving Funds.